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                                                                     EXHIBIT 2.1

                                                           FOR IMMEDIATE RELEASE
                                                              September 11, 1998


                Broughton Foods Signs Definitive Merger Agreement
                                with Suiza Foods

Marietta, Ohio, September 11, 1998 --- Broughton Foods Company (NASDAQ:MILK) today announced that it has signed a definitive agreement to merge with a wholly owned subsidiary of Suiza Foods Corporation (NYSE:SZA) of Dallas, Texas. Under the terms of the agreement each shareholder of Broughton will receive $19.00 per share in cash.

Philip E. Cline, President and Chief Executive Officer of Broughton Foods Company, said, "Suiza Foods Corporation will enable the Broughton family of dairies to merge with the industry leader in the dairy business and bring our family of dairies additional access to capital and new markets. Our vision was to integrate family dairies and gain related efficiencies and synergies; Suiza Foods offered us the opportunity to merge with an entity that has a similar vision."

Marshall T. Reynolds, Chairman of the Board of Directors and largest single shareholder of Broughton Foods Company, remarked that "We believe this transaction is a positive for the shareholders of Broughton and for Broughton Foods Company itself. Suiza is a dynamic and innovative leader in the dairy business and we are excited about the future opportunities this merger will bring."

Gregg L. Engles, Suiza's Chairman and Chief Executive Officer, commented: "The acquisition of Broughton reflects a continuation of Suiza's on-going strategy of growth through consolidating acquisitions in the dairy industry. This transaction will be particularly attractive in the long run, as it not only bolsters our position in several key markets, but extends our leadership in the attractive value-added UHT creamer and cultured dairy product categories as well. We expect to integrate Broughton into our existing regional clusters and national UHT operations throughout 1999. We expect the transaction to be neutral to 1999 earnings as we integrate our respective businesses, and accretive in the year 2000 and thereafter."

The definitive merger agreement has been unanimously approved by the Board of Directors of Broughton Foods Company and Suiza Foods Corporation. The proposed transaction is subject to, among other

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conditions set forth in the agreement, approval by the shareholders of Broughton
Foods Company and successful completion of regulatory review under the Hart-Scott-Rodino Act.

Broughton Foods Company is a leading manufacturer and distributor of fresh milk and dairy products in Michigan, Ohio, West Virginia, Kentucky, Tennessee and parts of the eastern United States. The Company operates through four divisions
- the Dairy Division, Foods Division, Southern Belle Division and London's Farm Dairy Division. The Dairy Division with its raw milk processing plant based in Marietta, Ohio manufactures and distributes a full line of fresh milk and related products and also distributes brand name dairy and non-dairy foods. The Foods Division, with an ultra high temperature ("UHT") plant based in Charleston, West Virginia processes a variety of extended life products, including half-and-half, sour cream, dips, dressings, aerosol toppings, whipped cream, coffee cream, table cream, non-dairy creamers and whipped toppings. The Southern Belle Division with its raw milk processing plan in Somerset, Kentucky manufactures and distributes a full line of fresh milk and other products and also distributes dairy and non-dairy foods. The London's Farm Dairy Division, with its raw milk processing plan in Port Huron, Michigan, manufactures and distributes a full line of fresh milk and other products, while its Burton, Michigan plant produces a variety of ice cream products.

Suiza Foods is a Dallas-based company with leading positions in the dairy and consumer goods packaging industries. Its principal holdings are in fluid dairy processing, refrigerated, shelf-stable and frozen dairy case products, and consumer packaging goods.

Certain statements contained in this press release that are not historical fact are "forward-looking" statements and involve important risks and uncertainties. Such risks and uncertainties, which are detailed in the company's filings with the Securities and Exchange Commission, could cause the company's results to differ materially from the company's current expectations as expressed in this press release.


Media contact:

Todd R. Fry
Chief Financial Officer
Office:        (740) 373-4121 Ext. 816
Home:          (740) 374-2364





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